Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Amendment No. 5 to the Registration Statement on Form S-1 (No. 333-190356) of Houghton Mifflin Harcourt Company, formerly known as HMH Holdings (Delaware), Inc., of our report dated March 29, 2013, except for the earnings per share data described in Note 16 as to which the date is August 2, 2013, and except for the effects of the stock split as described in Note 1 as to which the date is October 25, 2013, relating to the financial statements of Houghton Mifflin Harcourt Company, formerly known as HMH Holdings (Delaware), Inc., which appear in such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

November 1, 2013